UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

November 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 14

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 90,075
	8	Shared Voting Power 2,208,356
	9	Sole Dispositive Power 90,075
	10	Shared Dispositive Power 2,208,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,298,431
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 12.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 14

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,267,488
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,267,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,488
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 14

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783

11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 14

1	Names of Reporting Persons Scott L. Bok May 2019 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 30,337
	8	Shared Voting Power None
	9	Sole Dispositive Power 30,337
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,337
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 14

1	Names of Reporting Persons Scott L. Bok March 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 158,795
	8	Shared Voting Power None
	9	Sole Dispositive Power 158,795
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,795
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 6 of 14

1	Names of Reporting Persons Scott L. Bok November 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 324,528
	8	Shared Voting Power None
	9	Sole Dispositive Power 324,528
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 324,528
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 7 of 14

1	Names of Reporting Persons Scott L. Bok November 2021 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 138,425
	8	Shared Voting Power None
	9	Sole Dispositive Power 138,425
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 138,425
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 8 of 14

Explanatory Note

The purpose of this Amendment No. 6 (this “Amendment No. 6”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018, November 13, 2018, August 22, 2019, January 16, 2020 and August 25, 2020 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on August 25, 2020 is attributable to (i) Bok Family Partners, L.P.’s purchase on the open market of 50,000 Shares on November 5, 2020 and 21,917 Shares on November 10, 2021; (ii) Scott L. Bok’s purchase on the open market of 16,600 Shares on February 23, 2021, 16,495 Shares on February 24, 2021 and 21,917 Shares on November 9, 2021; and (iii) a decrease in the outstanding Shares. In addition, this Amendment No. 6 reflects that (i) on August 13, 2020, 120,047 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok May 2019 Annuity Trust; (ii) on November 10, 2020, 267,958 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2018 Annuity Trust, which was removed as a Reporting Person on this Amendment No. 6; (iii) on November 12, 2020, Scott L. Bok transferred 388,005 Shares from his direct beneficial ownership to that of the Scott L. Bok November 2020 Annuity Trust, which is now listed as a Reporting Person on this Amendment No. 6; (iv) on March 19, 2021 19,867 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok March 2020 Annuity Trust; (v) on May 7, 2021, 113,533 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok May 2019 Annuity Trust, and were subsequently transferred to Bok Family Partners, L.P. as a gift; (vi) on November 12, 2021, Scott L. Bok transferred 74,948 Shares from his direct beneficial ownership to that of the Scott L. Bok November 2021 Annuity Trust, which is now listed as a Reporting Person on this Amendment No. 6; and (vii) on November 12, 2021, 63,477 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2020 Annuity Trust, which Scott L. Bok then transferred from his direct beneficial ownership to that of the Scott L. Bok November 2021 Annuity Trust (the “Intra-Group Transfers”). The Intra-Group Transfers resulted in no change in the aggregate number of Shares beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

CUSIP No. 395259104	13D	Page 9 of 14

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Scott L. Bok	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Chairman and Chief Executive Officer of Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Investment Banking

Bok Family Partners, L.P.	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Delaware	N/A	Holding Company

Bok Family Foundation	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Connecticut	N/A	Charitable Foundation

Scott L. Bok May 2019 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok March 2020 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok November 2020 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok November 2021 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

CUSIP No. 395259104	13D	Page 10 of 14

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Bok Family Partners, L.P.
Control Persons

Scott L. Bok, General Partner	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Bok Family Foundation
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Roxanne Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Not employed.	N/A

Elliot Peter Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Financial Analyst, CBRE Group, 200 Park Avenue, New York, NY 10166	Commercial Real Estate Services

Scott L. Bok May 2019 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok March 2020 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok November 2020 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok November 2021 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

During the last five years, none of the Reporting Persons nor directors, officers or other control persons of a Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 395259104	13D	Page 11 of 14

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 5, 2020, Bok Family Partners, L.P. purchased 50,000 Shares through a broker on the open market at a price per share of $10.66. The source of funds for such purchase was working capital of Bok Family Partners, L.P.

On February 23, 2021, Scott L. Bok purchased 16,600 Shares through a broker on the open market at a price per share of $14.66. The source of funds for such purchase was personal funds of Scott L. Bok.

On February 24, 2021, Scott L. Bok purchased 16,495 Shares through a broker on the open market at a price per share of $15.16. The source of funds for such purchase was personal funds of Scott L. Bok.

On November 9, 2021, Scott L. Bok purchased 21,917 Shares through a broker on the open market at a price per share of $18.12. The source of funds for such purchase was personal funds of Scott L. Bok.

On November 10, 2021, Bok Family Partners, L.P. purchased 21,917 Shares through a broker on the open market at a price per share of $18.16. The source of funds for such purchase was working capital of Bok Family Partners, L.P.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As of November 15, 2021, the Scott L. Bok November 2018 Annuity Trust was removed as a reporting person following the reversion of all remaining Shares beneficially owned by the Scott L. Bok November 2018 Annuity Trust back to Scott L. Bok’s direct beneficial ownership.

As of November 15, 2021, two additional grantor retained annuity trusts of which Scott L. Bok is the sole trustee were added as Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 6. Percentages are based on 18,428,811 Shares outstanding as of November 12, 2021.

As of the date hereof, the Reporting Persons beneficially own 2,298,431 Shares as a group, representing approximately 12.5% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 90,075 Shares, representing approximately 0.5% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 1,267,488 Shares, representing approximately 6.9% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.6% of the outstanding Shares.

CUSIP No. 395259104	13D	Page 12 of 14

Scott L. Bok May 2019 Annuity Trust. Scott L. Bok controls the Scott L. Bok May 2019 Annuity Trust. The Scott L. Bok May 2019 Annuity Trust is the direct beneficial owner of 30,337 Shares, representing approximately 0.2% of the outstanding Shares.

Scott L. Bok March 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok March 2020 Annuity Trust. The Scott L. Bok March 2020 Annuity Trust is the direct beneficial owner of 158,795 Shares, representing approximately 0.9% of the outstanding Shares.

Scott L. Bok November 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2020 Annuity Trust. The Scott L. Bok November 2020 Annuity Trust is the direct beneficial owner of 324,528 Shares, representing approximately 1.8% of the outstanding Shares.

Scott L. Bok November 2021 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2021 Annuity Trust. The Scott L. Bok November 2021 Annuity Trust is the direct beneficial owner of 138,425 Shares, representing approximately 0.8% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 6.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 6.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 6.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 6.

(c) On November 5, 2020, Bok Family Partners, L.P. purchased 50,000 Shares through a broker on the open market at a price per share of $10.66.

On February 23, 2021, Scott L. Bok purchased 16,600 Shares through a broker on the open market at a price per share of $14.66.

On February 24, 2021, Scott L. Bok purchased 16,495 Shares through a broker on the open market at a price per share of $15.16.

On November 9, 2021, Scott L. Bok purchased 21,917 Shares through a broker on the open market at a price per share of $18.12.

On November 10, 2021, Bok Family Partners, L.P. purchased 21,917 Shares through a broker on the open market at a price per share of $18.16.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The fifth paragraph of Item 6 is hereby amended and restated as follows:

Joinder Agreements. On November 13, 2018, August 21, 2019, August 25, 2020 and November 15, 2021, Scott L. Bok, in his capacity as trustee of the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust, the Scott L. Bok March 2020 Annuity Trust, the Scott L. Bok November 2020 Annuity Trust, and the Scott L. Bok November 2021 Annuity Trust, respectively, executed a joinder agreement (each a

CUSIP No. 395259104	13D	Page 13 of 14

“Joinder Agreement” and, together, the “Joinder Agreements”) to the Joint Filing Agreement, pursuant to which the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust, the Scott L. Bok March 2020 Annuity Trust, the Scott L. Bok November 2020 Annuity Trust and the Scott L. Bok November 2021 Annuity Trust agreed to be bound by the terms and conditions set forth in the Joint Filing Agreement providing for the joint filing on behalf of each of the Reporting Persons of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joinder Agreements is qualified in its entirety by reference to the Joinder Agreements, copies of which are attached hereto as Exhibits 4, 6, 7 and 8, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description

8	Joinder Agreement, dated November 15, 2021, to the Joint Filing Agreement.

CUSIP No. 395259104	13D	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok May 2019 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok March 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2021 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.*

4	Joinder Agreement, dated November 13, 2018, to the Joint Filing Agreement.*

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.*

7	Joinder Agreement, dated August 25, 2020, to the Joint Filing Agreement.*

8	Joinder Agreement, dated November 15, 2021 to the Joint Filing Agreement

*	Previously filed.